                S O N F I E L D  &  S O N F I E L D
                      A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN WILLIS Legal Assistant erin@sonfield.com

By EDGARJune 3, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Arrayit Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated April 15, 2009.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment Letters Issued by the SEC, page 9

1.	Please revise your disclosure to include discussion of outstanding SEC comments related to the company’s Form 10-KSB for the fiscal year ended December 31, 2006.

We agree with all of the SEC comments related to the Company’s Form 10-KSB for the fiscal year ended December 31, 2005.   In two instances we did not incorporate the additional disclosure commented upon in the SEC comments and accordingly we will be revising the Company’s Form 10-K for December 31, 2008.

To assist the SEC in its review of this response we have included as exhibit “A” a table showing the September 19, 2006 SEC Comments, the Company’s determination as to whether the items continue to have a material impact upon the December 31, 2008 financial statements after applying reverse merger accounting and where applicable revisions to be made to the previously filed December 31, 2008 Form 10-K.

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 13

2.
The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

•
Expand your Management’s Discussion and Analysis to provide detailed analysis of the company’s obligations with respect to its material debt instruments including, but not limited to, your convertible notes payable to SovCap. Your analysis should provide insight into management’s expectations regarding how these obligations could affect your future performance.

We will revise the Company’s Form 10-K for the fiscal year ended December 31, 2008 to expand our discussion to include reference to the oral agreement between the Company and its SovCap note holders to liquidate the debt, the effect upon the Company and subsequent revisions to the oral agreements.   The discussion will be further enhanced to address the non-SovCap debt.

•
According to your disclosure on page 27, you are in default of the payment terms with respect to several notes. Your revised disclosure should include information about the company’s default with respect to your outstanding notes. Release No. 34-48960 explains that companies that are in breach of material covenants of debt obligations should disclose material information about that breach and analyze the impact on the company, if material. That analysis should include, as applicable and to the extent material: (i) the steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach; (ii) the impact or reasonably likely impact of the breach on the company’s financial condition or operating performance; and (iii) alternate sources of funding to pay off resulting obligations or replace funding.

We will revise the Company’s Form 10-K for the fiscal year ended December 31, 2008 to expand the footnote disclosure on page 27 to indicate the Oral Agreements in place dealing with the extinguishment of the debt in default.

Liquidity and Capital Resources, page 13

3.
Please revise your disclosure to address in more detail your ability to meet both your short term and long term liquidity needs. Such disclosure should include an analysis of the effect that your debt obligations and default with respect to certain of those obligations may have on your ability to meet your cash requirements. Please note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of the Commission’s Release No. 34-26831 and footnote 43 of Release No. 34-48960.

The Company will revise its disclosure to specifically address both the near and long term liquidity needs, and the Company’s plan to meet such obligations.

4.
Disclose the material terms of your debt obligations. Identify all notes that are convertible into equity and the rate at which they are convertible. For any notes that are convertible based upon a discount to the then prevailing market price, please provide the following additional disclosure:

•
Disclosure that the notes are convertible at a floating rate below the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets.

•
Disclose whether there is a ceiling or floor on the conversion price. If there is no floor, disclose that there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.

•
Disclose that, to the extent that noteholders convert and then sell their common stock upon conversion of the notes, the common stock price may decrease due to the additional shares in the market. This could allow the noteholders to convert their notes into even greater amounts of common stock, the sales of which would further depress the stock price.

•
Disclose that the conversion of the notes may result in substantial dilution to the interest of other holders of common stock, since the noteholders may ultimately convert and sell the full amount issuable on conversion. If there are ownership limitations on the percentage of then-outstanding shares of common stock that the noteholders can receive at one time, disclose that these restriction do not prevent the noteholders from selling some of their holdings and then receiving additional shares. In this way, the noteholders could sell more than these limits while never holding more than those limits.

•
Disclose the number of shares that you would have to issue assuming full conversion of the notes without regard to any ownership restrictions and based upon a market price between the end of your fiscal year and the filing of your Form 10-K.

The Company will expand its footnote disclosure and enhance its Management Discussion and Analysis to incorporate the above-mentioned items.

Arrayit Corporation, Consolidated Balance Sheets, page 17

5.
Integrated Media had significant derivative liability and accrued interest balances at December 31, 2007. Please tell us how those balances are reflected in your December 31, 2007 consolidated balance sheet.

We inadvertently grouped the derivative liability and accrued interest balances with Accounts Payable.  We will revise to break out these items separately and file an amended Form 10-K.

6.
Please tell us, and disclose in the notes to your financial statements, the nature of your derivative liability balance and how it was calculated. Please include reference to authoritative literature used as guidance.

We have set out additional disclosure in our revision to Form 10-K to show both the nature of the balance and how it was calculated as well as to make reference to authoritative literature.

Note 9- Due to Related Parties, page 26

7.	Your table does not appear to tie to your balance sheet. Please revise or advise.

The table will be revised to ensure it ties into the Balance Sheet.

8.
Please revise your table to provide date of issuance, maturity date and balance due at maturity for all of your notes payable. Also identify all notes that are convertible into equity, and the rate at which they are convertible.

As requested, the table will be revised to include the expanded disclosure.

9.	Additionally, please identify the balances in your table that are due to related parties and those that are related to discontinued operations.

The Company’s Board of Directors with input from its legal counsel has revisited the details of the reverse merger and has determined that at December 31, 2008 the discontinued operations had been disposed of and therefore the Company will be revising its financial statements as of December 31, 2008 to reflect the elimination of notes payable and debt related to discontinued operations.

The footnote will be revised to implicitly show debt due to related parties.

Note 13- Discontinued Operations, page 30

10.
Please tell us and disclose the nature of “other noncurrent assets” allocated to discontinued operations, and explain how you determined their value at each balance sheet date. Tell us how you intend to dispose of them.

The Company’s Board of Directors with input from its legal counsel has revisited the details of the reverse merger and has determined that at December 31, 2008 the discontinued operations had been disposed of and therefore the Company will be revising its financial statements as of December 31, 2008 to reflect the elimination of the other non-current assets of discontinued operations.

11.	You have significant accounts payable and accrued expense balances allocated to discontinued operations. Please tell us and disclose the nature of these balances.

The Company’s Board of Directors with input from its legal counsel has revisited the details of the reverse merger and has determined that at December 31, 2008 the discontinued operations had been disposed of and therefore the Company will be revising its financial statements as of December 31, 2008 to reflect the elimination of accounts payable and accrued expense balances of discontinued operations.

Item 9A. Controls and Procedures, page 33

12.	Provide the disclosure required by Item 307 of Regulation S-K.

The disclosure under Item 307 will be incorporated in an Amended filing of Form 10-K

13.
Specifically state whether or not management concluded that the company’s internal control over financial reporting is effective. Please note that management is not permitted to conclude that the company’s internal control over financial reporting is effective if there are one or more material weaknesses in the company’s internal control over financial reporting. See Regulation S-K Item 308(a)(3).

The Form 10-K will be revised to explicitly state that management’s conclusion is that the Company’s internal control is not effective and will indicate corrective measures that the Company will undertake to ensure that such weaknesses are addressed in the future.

Item 15. Exhibits, Financial Statement Schedules, page 39

14.	Please file as exhibits all of the agreements evidencing your material debt obligations, including agreements with related parties.

The 8% Senior Secured Notes have been previously filed and will be so indicated on the exhibits list on the amended Form 10-K.  The SovCap Equity Partners, Ltd. Notes are attached as an exhibit to the amended Form 10-K.

The Oral agreements between the Company and the Debt Holders is described in the amended 10-K.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

Cc:   Rene’ Schena, Chief Executive Officer
        Arrayit Corporation

SEC Staff Letter of September 16, 2006 Items applicable to Form 10-KSB for fiscal year ended December 31, 2006	Materially applicable to December 31, 2008 Form 10-K	Company Comments
Form10KSB December 31, 2006

1. It is unclear how you reconciled the difference in reported amounts of stock compensation raised by us in comment 5. In this regard, we find that page F-4 of your December 31, 2006 Form 10-KSB indicates that common stock issued for services was valued at $131,000 and $1,333,000 for the years ended December 31, 2005 and 2006, respectively. However, cash flows from operations on page F-5 reports comparable non-cash reconciling items for common stock issued for services of $579,000 and $ 4,082,000 for the years ended December 31, 2005 and 2006, respectively, Please revise and reconcile as previously requested, or advise us.

	NO – there were no post reverse merger instances of stock compensation	The Company will ensure, in future, should there be stock compensation, the income statement and cash flow disclosure will be in agreement.
Item 2. Management's Discussion and Analysis
Recent Developments
3.  Please tell us and disclose the purchase price allocation for the acquisition of WV Fiber LLC. Include discussion of how the company valued the shares issued in the transaction, and authoritative literature used as guidance.

NO – WV Fiber is no longer a subsidiary.
Form I0-KSB for the Fiscal Year Ended December 31, 2006 Consolidated Balance Sheets, page F-2
5.   Your goodwill balance represented a significant portion of your balance sheets at December 31, 2006 and September 30, 2007. Potential impairment to these balances could have a material effect on your financial position. Your disclosures should reflect the significance of your impairment policy. Please disclose, in detail, your impairment policy for goodwill in both your footnotes and in your critical accounting policies discussion within MD&A. Your revised disclosures should specifically describe the manner in which you conduct annual impairment testing. For example, discuss the two step method and the concept of reporting units and how you determined your reporting units in accordance with paragraph 30 of SFAS No. 142 and EITF 0-101. Then explain how you complete the first step in the process and identify potential goodwill impairment by comparing the estimated fair value of a reporting unit to its carrying amount. Also explain how you determine that fair value, including discussion of significant assumptions used, and how you assign goodwill to your reporting units. Then discuss the second step and how impairment, if applicable, is measured based on a comparison of the 'implied fair value' of goodwill with its carrying amount.

NO – the Company has no Goodwill on its Balance Sheet
Consolidated Statement of Stockholders' Deficit, page F-4
6. We note that the 1:40 reverse stock split completed on March 13, 2006 is presented as a 1:14 reverse stock split. Please revise or advise us.	NO – clerical error; only applicable to December 31, 2006 Form 10 - KSB
2. Summary of Significant Accounting Policies, page F-6
Stock-Based Compensation, page F-8
7. In future filing, disclose the methodologies used to determine fair value of these option as required by 64C of SFAS 123R.	YES – while there were no options outstanding at December 31, 2008, there were warrants outstanding and accordingly we have revised the Form 10-K to include disclosure of methodolgies
Notes Payable, page F-11
8…We note your response to comment 15 and we reiterate comment 11 of our letter dated September 14, 2006. Disclose the date of issuance and the principal balance due on all of your notes payable with balances outstanding as of your balance sheet dates. In this regard refer to the discussion of your Senior Secured Convertible Notes Payable (issued on February 22, 2005) on page F-13 of your December 31, 2005 Form 10-KSB, and in the second paragraph of Note 3 of your September 30, 2007 Form 10-QSB, which indicates that these Senior Secured Convertible Notes Payable are outstanding with principal balance of $1,425,000. Moreover, the second paragraph of Note 3 of the September 30, 2007 Form 10- QSB indicates that the $1,425,000 discount for these notes has been fully amortized as of June 30, 2007. Please revise as we find no indication that the outstanding balance of your Senior Secured Convertible Note obligation is included in the outstanding notes payable line items in your December 31, 2005, December 31, 2006 and September 30, 2007 balance sheets. Nor do we find evidence for amortization of the $1,425,000 discount to interest expense in results of operations or the cash flow disclosures for the years ended December 31, 2005, December 31, 2006 and nine months ended September 30, 2007. Otherwise describe and support your current accounting treatment. Refer to all pertinent authoritative accounting literature in your response.

NO – Note 10 to the Form 10 K for the fiscal year ended December 31, 2008 provides the required disclosure identified by the SEC comment letter.
9.   We reiterate comment 12 of our letter dated September 14, 2006. You do not appear to have explained how you applied the guidance in EITF 00-19 in evaluating whether the conversion feature on the Discounted Convertible Notes Payable due to SovCap is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133. In that regard, it appears that the notes being convertible at a rate of 75% of the average closing bid price of the company's common stock results in the number of shares that could be required to be delivered upon settlement being indeterminate. Refer to paragraph 20 of EITF 00-19 and tell us how you considered this guidance in your analysis, as well as any other relevant criteria discussed in the EITF that you considered.

YES – we will revise the previously filed Form 10-K for the fiscal year ended December 31, 2008 to include the expanded disclosures to how we considered the guidance in the EITF’s.